Exhibit 99.1

175 Galaxy Blvd, Suite 200 Building B Toronto, ON, Canada M9W 0C9 Tel: 905.612.1170

LABORIE Medical Technologies to acquire Cogentix Medical Inc., for $214 million

TORONTO, CANADA, March 12, 2018 - LABORIE Medical Technologies, a leading global developer and manufacturer of medical diagnostics and devices in the pelvic health and gastroenterology market, today announces the execution of a definitive agreement to acquire Cogentix Medical Inc., (NASDAQ: CGNT) for $3.85 per Cogentix share in cash, and an enterprise value of $214 million. Cogentix is a global medical company that provides proprietary, innovative technologies to a number of specialty markets including urology.

“The acquisition of Cogentix advances our strategy to invest in leading technologies that provide product and channel scale to LABORIE’S existing Urology Strategic Business Unit (SBU) diagnostic and therapeutic portfolio, particularly in the areas of OAB (overactive bladder) and SUI (stress urinary incontinence),” commented Michael Frazzette, President & CEO of LABORIE Medical Technologies. “The addition of Cogentix’s suite of technology will significantly expand LABORIE’S therapeutic offering, thereby providing customers and their patients with comprehensive, clinically-relevant solutions along the disease treatment continuum.”

Key Cogentix products include:

o	Urgent PC Neuromodulation System – non-drug, non-surgical treatment for OAB and associated symptoms of urinary urgency, urinary frequency and urge incontinence. Delivers percutaneous tibial nerve stimulation (PTNS), a recommended therapy in the American Urological Association (AUA) and Society of Urodynamics, Female Pelvic Medicine and Urogenital Reconstruction (SUFU) OAB diagnosis and treatment guidelines.

o	PrimeSight Cystoscopy System & EndoSheath - Cystoscopy system combined with a single-use, protective barrier with an integrated working channel. Using PrimeSight with the EndoSheath protective barrier eliminates the need for high-level disinfection between every procedure and provides a significant workflow benefit to urologists performing cystoscopies.

o	Macroplastique - Injectable, soft-tissue bulking agent used to treat female SUI primarily due to intrinsic sphincter deficiency. Macroplastique stabilizes and “bulks” the submucosa tissue of the urethra in a minimally invasive procedure, providing the surrounding muscles with increased capability to control the flow of urine.

“We are very pleased to be joining LABORIE. We share a strong passion for providing novel solutions to our customers and their patients who suffer from OAB and SUI,” stated Darin Hammers, Cogentix President & CEO.

About Overactive Bladder

It is estimated that 42 million people in the United States alone have Overactive Bladder (OAB), of which approximately 38 million remain untreated or undertreated. OAB occurs when bladder muscles become overly sensitive or overactive, which typically results from damage to the nervous system or to the nerves and muscles associated with bladder contractility. Symptoms of OAB include urinary urgency, urinary frequency or urge incontinence.

About Stress Urinary Incontinence

According to the American Urological Association (AUA) Stress Urinary Incontinence (SUI) is the symptom of urinary leakage due to increased abdominal pressure, which can be caused by activities such as sneezing, coughing, exercise, lifting, and position change. In a recent 2017 AUA/SUFU “Surgical Treatment of Female Stress Urinary Incontinence” Guideline it indicates that the prevalence of SUI in women has been reported to be as high as 49%, depending on population and definition, and it can have a significant negative impact on quality of life.

We expect the deal to close in the first half of Q2 2018, subject to satisfaction of customary conditions, including a vote of Cogentix shareholders.

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For Further Information:

Cogentix Medical, Inc.

Brett Reynolds, SVP and CFO

+1-952-426-6152

LABORIE Medical Technologies

Joe Metzger

+1-978-273-5187

About Cogentix Medical

Cogentix Medical, Inc., is a global medical device company. We design, develop, manufacture and market products for flexible endoscopy with our unique PrimeSight™ product lines featuring a streamlined visualization system and proprietary sterile disposable microbial barrier providing users with efficient and cost-effective endoscope turnover while enhancing patient safety. We also commercialize the Urgent® PC Neuromodulation System, an FDA-cleared device that delivers Percutaneous Tibial Nerve Stimulation (PTNS) for the office-based treatment of overactive bladder (OAB). OAB is a chronic condition that affects approximately 42 million U.S. adults. The symptoms include urinary urgency, frequency and urge incontinence. We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. Cogentix, a portfolio company of Accelmed Growth Partners LP, is headquartered in Minnetonka, Minnesota, with additional operations in New York, Massachusetts, The Netherlands and the United Kingdom. For more information on Cogentix Medical and our products, please visit us at www.cogentixmedical.com.

About LABORIE Medical Technologies

LABORIE is a leading global developer, manufacturer and marketer of innovative medical technology and consumables used in gastrointestinal procedures and for the diagnosis and treatment of pelvic health in the Urology, Gynecology, and Colorectal fields.

LABORIE is owned by Patricia Industries – a part of Investor AB – and is a long-term owner that invests in companies and works to develop each company to its full potential.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, or other terms of similar meaning or they may use future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the anticipated benefits of the transactions, the anticipated timing of filings and approvals relating to the transactions; the expected timing of the completion of the transactions; the percentage of Cogentix Medical’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived; the effects of disruption caused by the transactions making it more difficult to maintain relationships with employees, vendors and other business partners; possible stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in Cogentix Medical’s filings with the U.S. Securities and Exchange Commission (SEC), including the “Risk Factors” sections of Cogentix Medical’s Annual Report on Form 10-K for the year ended December 31, 2016 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parent or Merger Sub and the Tender Offer Solicitation/Recommendation Statement to be filed by Cogentix Medical. Cogentix Medical undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information

The tender offer described in this press release has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Cogentix Medical, Inc., nor is it a substitute for the tender offer materials that Parent and its wholly-owned subsidiary, Merger Sub, will file with the SEC upon commencement of the tender offer. This press release is for informational purposes only. On the commencement date of the tender offer, LM US Parent, Inc. (Parent) and Camden Merger Sub, Inc. (Merger Sub) will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC. At or around the same time, Cogentix Medical, Inc. will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by Cogentix Medical, Merger Sub and Parent with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) at the Cogentix Medical, Inc. website at www.cogentixmedical.com.